AS FILED:  MAY 22, 1997                                 SEC FILE NO. 333-26619



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 1 TO
                           REGISTRATION STATEMENT ON
                                    FORM S-3
                        UNDER THE SECURITIES ACT OF 1933

                               FX ENERGY, INC.
            (Exact name of registrant as specified in its charter)

            NEVADA                      1070                    87-0504461
 (State or other jurisdiction   (Primary Standard Industrial (I.R.S. Employer
incorporation or organization)  Classification Code Number) Identification No.)

          3006 HIGHLAND DRIVE, SUITE 206, SALT LAKE CITY, UTAH  84106,
                            TELEPHONE (801) 486-5555
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

 DAVID N. PIERCE, 3006 HIGHLAND DRIVE, SUITE 206, SALT LAKE CITY, UTAH  84106,
                            TELEPHONE (801) 486-5555
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                              JAMES R. KRUSE, ESQ.
                         KRUSE, LANDA & MAYCOCK, L.L.C.
                          EIGHTH FLOOR, BANK ONE TOWER
                                50 WEST BROADWAY
                          SALT LAKE CITY, UTAH  84101
                           Telephone:  (801) 531-7090
                           Telecopy:  (801) 531-7091

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box.   X

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

        SUBJECT TO COMPLETION--PRELIMINARY PROSPECTUS DATED MAY 16, 1997

                                 100,000 SHARES
                                FX ENERGY, INC.
                                  COMMON STOCK

     All 100,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of FX Energy, Inc. (the "Company"), are being offered by certain selling stockholders (the "Selling Stockholders"). See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES" below.

     The Selling Stockholders will offer their Common Stock through or to securities brokers or dealers designated by them in the over-the-counter market, in other transactions negotiated by the Selling Stockholders, or pursuant to Rule 144 or another exemption from registration. Any such sale of Common Stock by Selling Stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders and any broker, dealer, or agent that participates with the Selling Stockholders in the sale of the Common Stock offered hereby may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions or discounts received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting commissions under the Securities Act. See "SELLING STOCKHOLDERS" and "PLAN OF DISTRIBUTION" below.

     The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "FXEN." On May 16, 1997, the last reported price for the Company's Common Stock on the Nasdaq National Market was $8.00 per share.


         THE COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                               SEE "RISK FACTORS"

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY, NOR HAS THE
 SECURITIES AND EXCHANGE COMMISSION OR ANY STATE OR OTHER REGULATORY AUTHORITY PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.


===============================================================================
                        Price to         Offering           Proceeds to
                        Public(1)     Commissions(2)    Selling Stockholders
-------------------------------------------------------------------------------
By Selling
Stockholders
  Per Share                $8.00           --                   $8.00
  Total                 $800,000           --                $800,000
===============================================================================


(1) The price per share for the securities offered by the Selling Stockholders is estimated at $8.00, the last reported price for the Common Stock on May 16, 1997. The Common Stock may be offered at the current market price, which may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by a Selling Stockholder and purchaser at the time of sale.
(2) The securities to be sold by Selling Stockholders may be sold by them through or to securities brokers or dealers, which sales may involve the payment of commissions by the Selling Stockholders. There is no agreement between the Company and any broker or dealer respecting such sales.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

             THE DATE OF THIS PROSPECTUS IS                , 1997.


     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. In connection with this offering, the Company estimates that it will incur costs of approximately $10,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them. Commissions or discounts paid in connection with the sale of securities by the Selling Stockholders will be determined by negotiations between them and the broker-dealer through or to which the securities are to be sold and may vary depending on the broker-dealer's commission or mark up schedule, the size of the transaction, and other factors. See "PLAN OF DISTRIBUTION" below.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following reports are hereby incorporated by reference into this
Prospectus:

     . Annual report on Form 10-KSB for the fiscal year ended December 31, 1996
       ("1996 Form 10-KSB");
     . Quarterly report on Form 10-QSB for the fiscal quarter ended March 31,
       1997 ("March 1997 Form 10-QSB");
     . Current reports on Form 8-K dated February 3, March 17, and April 1, 4,
       14, and 18, 1997; and
     . The description of the Common Stock of the Company contained in its registration statement on Form 8-A, file no. 0-25386, as declared effective March 30, 1995, incorporating by reference from the section entitled "Description of Securities" contained on page 55 of the Company's registration statement on Form SB-2, Commission file no. 33-88354-D, declared effective March 30, 1995.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     All documents subsequently filed by the Company pursuant to sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to termination of the offering shall be deemed to be incorporated by reference into this
Prospectus.   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this Prospectus, other than certain exhibits to such documents. Requests for such copies should be directed to Stockholder Relations, FX Energy, Inc., at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106, telephone number (801) 486-5555. In addition, such material and other reports and information filed by the Company with the Securities and Exchange Commission (the "Commission") can be inspected at or copies obtained from certain regional offices of the Commission or the Public Reference Section of the Commission, Washington, D.C. 20549, at the prescribed rates, or from the SEC's internet site at http://www.sec.gov. See "ADDITIONAL INFORMATION" below.


--------------------------------------------------------------------------------
                                    PREFACE
--------------------------------------------------------------------------------

                 CAUTION RESPECTING FORWARD-LOOKING INFORMATION

     This prospectus contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company or management as well as assumptions made by and information currently available to the Company or management. When used in this document, the words "anticipate," "believe," "estimate," "expect," and "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company respecting future events and are subject to certain risks, uncertainties, and assumptions, including the risks and uncertainties noted. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.

                              CERTAIN DEFINITIONS

     All defined terms under rule 4-10(a) of Regulation S-X promulgated by the Securities and Exchange Commission shall have their statutorily prescribed meanings when used in this prospectus. In addition, the following terms have the meaning set forth below when used herein.

"API" means American Petroleum Institute.
"BPD" means barrels of oil per day.
"BBL" means barrel of oil.
"BCF"  means billion cubic feet of natural gas.
"DEVELOPMENT WELL" means a well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive. "EXPLORATORY WELL" means a well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir. "MBBL" means thousand barrels of oil.
"MMBBL" means million barrels of oil.
"MMBOE" means million barrels of oil equivalent.
"PROVED RESERVES" means the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. "Proved reserves" may be developed or undeveloped.
"PV-10 VALUE" means the estimated future net revenue to be generated from the production of proved reserves discounted to present value using an annual discount rate of 10%. These amounts are calculated net of estimated production costs and future development costs, using prices and costs in effect as of a certain date, without escalation and without giving effect to non-property related expenses such as general and administrative expense, debt service, future income tax expense or depreciation, depletion, and amortization. "RESERVOIR" means a porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and that is distinct and separate from other reservoirs.
"STRATIGRAPHIC TEST" means a drilling effort, geologically directed, to obtain information pertaining to a specific geological condition. Such wells customarily are drilled without the intention of being completed for hydrocarbon production.


--------------------------------------------------------------------------------
                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

     The following summary is qualified in its entirety by the detailed information and financial statements and the notes thereto appearing elsewhere in this prospectus or incorporated herein by reference.

     Unless otherwise indicated, all information herein relating to oil and gas reserves has been calculated in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC").

THE COMPANY

     FX Energy, Inc. (the "Company"), currently explores for oil and gas primarily in Poland and the western United States and produces oil from fields in Montana and Nevada. During 1996, the Company completed the public sale of 3,450,000 shares of Common Stock for net proceeds of approximately $17.7 million, advanced exploration of its principal oil and gas concession in Poland, obtained additional exploration rights in Poland, and continued limited development of its principal oil producing properties in Montana. When used herein, the term "Company" includes both the Company and its subsidiaries.

     The Company believes that its principal strengths are its existing prospects in Poland, its access to previously collected geological and geophysical data, its strategic alliances within the oil and gas industry, and its ability to identify exploration properties and prospects.

     During 1996, the Company's principal exploration activities were focused in Poland, primarily on 2.4 million acres in northern Poland (the "Baltic Concession") on which the Company acquired exploration rights in August 1995. The Baltic Concession is in a geological region (the "Baltic Platform") that contains established producing oil fields located approximately 50 miles to the northeast in the Kaliningrad district of Russia.

     Under an agreement reached in April 1996, the Company intends to explore and develop the Baltic Concession with RWE-DEA AG ("RWE-DEA"), a subsidiary of RWE AG, Germany's fifth largest industrial company. The Company and RWE-DEA have completed a 360 kilometer seismic survey on selected portions of the Baltic Concession, which assisted in RWE-DEA's selection of the site of the first exploratory well. In late January 1997 the Company commenced this first well, the Orneta #1. In April 1997, the Company began coring the well at a depth of approximately 8,000 feet. The well recovered water at sufficient volume and pressure to require shutting-in the well. The Company is plugging and abandoning the well and will evaluate data from this test to identify other structures in the Baltic Concession. The Company expects to proceed with a number of additional seismic surveys and exploration wells to evaluate other structures, identify further drilling prospects, and assess alternative exploration models and to proceed with development, if warranted.

     In May 1996, the Company entered into a joint study agreement with the Polish Oil and Gas Company ("POGC") to reprocess and reinterpret geological and geophysical data collected from a 6.25 million acre joint study area in the Carpathian region of southeastern Poland (the "Carpathian JSA"). POGC is a government-owned oil and gas exploration, production, refining, transportation, and marketing entity. The Company and POGC are conducting a technical evaluation of the largely undrilled horizons below 2,500 feet with the intention of selecting specific areas on which to apply for concessions.

     In December 1996, the Company obtained exclusive oil and gas exploration rights and is proceeding with steps to obtain concessions on approximately 2.0 million acres in southeastern Poland near the city of Lublin (the "Lublin Concession."). The Company has access to approximately 3,000 kilometers of seismic data and logs of all wells previously drilled in the region, none of which resulted in commercial production in the Lublin Concession. The nearest known hydrocarbon discoveries, located 15 to 30 kilometers east of the exploration area, consist of two gas accumulations and an oil accumulation, as reported by POGC. The Company is now reinterpreting and reprocessing existing data from the exploration area. In April 1997, the Company entered into an agreement with Apache Corporation ("Apache") to explore and, if warranted, develop the Lublin Concession whereby Apache, acting as operator, will earn a 50% interest in the Lublin Concession in consideration of completing specific work at an estimated cost of approximately $5.0 million. Under the agreement, Apache is obligated to conduct approximately 300 miles of 2-D seismic surveys in the Lublin Concession, drill a first exploratory well and, unless Apache withdraws, a second well prior to the third quarter of 1998, and bear certain additional costs in order to earn its 50% interest. Apache may drill additional wells if geological, geophysical, and seismic evaluations warrant. The Company and Apache have created an area of mutual interest covering approximately 4 million additional acres on adjacent blocks that they will begin evaluating.

     The Company's Lublin Concession adjoins a region reserved by the government of Poland for oil and gas exploration by POGC, which is collaborating with the Company in an appraisal of the hydrocarbon potential of such area. The area of mutual interest of the Company and Apache includes this acreage.

     In October 1996, the Company obtained rights to explore for gold and other associated minerals in a 71,000-acre block in the Sudety region of southwestern Poland (the "Sudety Exploration Area") and entered into a reconnaissance and standstill agreement with Homestake Mining Company ("Homestake"), an international gold mining company, under which the Company and Homestake will jointly plan limited geological, geochemical, and geophysical reconnaissance of the area. Subject to the results of the reconnaissance, the two companies may elect to negotiate a subsequent agreement, in which case Homestake would likely assume operations with the Company retaining a working or royalty interest. The Company has agreed not to negotiate with any company other than Homestake regarding the Sudety Exploration Area until December 1997.

     The Company currently produces oil exclusively in the United States. At December 31, 1996, the Company had estimated proved reserves of 5.4 MMBbl with a net present value of estimated future net revenue, discounted annually at 10% ("PV-10 Value") of approximately $35.4 million. Approximately 80.4% of the Company's 1996 production and 97.4% of its reserve base as of December 31, 1996, are concentrated in northern Montana's Cut Bank field. In January 1996, the Company completed an infill drilling program on a small portion of the Cut Bank field and has budgeted to continue the program on strategically selected additional areas in the field during the next two years. The results of the initial program are being reviewed and monitored; and if, in the opinion of the Company, other development opportunities then available to the Company, including development in the Baltic Concession or other areas in Poland, are likely to provide a greater financial return to the Company, funds initially budgeted to Cut Bank field development may be utilized for development of other fields.

     In late 1996, the Company plugged and abandoned an exploratory test at its Cobb Creek prospect in Nevada drilled in partnership with several independent energy companies. In view of the Company's other exploration opportunities and the current lack of industry interest in Nevada, the Company does not anticipate drilling its existing Nevada prospects in the foreseeable future. The Company is evaluating several additional exploration prospects in the western United States, principally in Wyoming, Montana, Nevada, and North Dakota.


     The Company explores and develops oil and gas prospects both internationally in Poland and domestically in the western United States, implementing a strategy that includes the following:

 . Focus on Poland.  The Company believes that the Baltic Concession, the Lublin
  Concession, and the Carpathian JSA provide a foundation upon which to build a significant exploration and development operation in Poland, capitalizing on Poland's attractive combination of significant reserve potential, underexplored acreage, and favorable operating environment. In 1989, Poland initiated market-based reforms which have resulted in the country's economy becoming one of the fastest growing in eastern Europe. Important elements of this transition have included the introduction of both a broad-based privatization program and an internationally competitive tax and royalty structure. Partially as a result of these initiatives, Poland attracted approximately $10.2 billion in direct foreign investment between 1989 and mid-1996. Such international oil companies as Texaco, Inc., Tenneco Co., Exxon Corp., and Shell Oil Co., have either secured, or obtained the exclusive right to negotiate for, oil and gas exploration rights. (See below.)

 . Access geological and geophysical data. The Company focuses on areas where it can reevaluate previously collected geological and geophysical data. During the preceding several decades, state-sponsored agencies in Poland gathered thousands of line miles of seismic data and drilled numerous oil and gas exploration or stratigraphic test wells in the various regions of the country that such agencies believed had hydrocarbon potential. These exploration efforts were hampered, in the Company's opinion, by the use of outdated seismic processing, drilling, testing, and completion techniques. Accessing this data and reevaluating it with modern processing techniques enables the Company to complete geological and geophysical reconnaissance of large areas that are relatively underexplored as compared to domestic regions with similar hydrocarbon potential.

 . Capitalize on strategic alliances. The Company seeks to form strategic alliances to reduce its financial exposure and risk and to gain additional technical and operational expertise. This strategy is exemplified by the Company's alliances with RWE-DEA covering the Baltic Concession, with POGC in the Carpathian JSA and the Lublin area, and with Apache in the Lublin Concession. RWE-DEA, formerly Deutsche Texaco AG, is an established producer, refiner, and marketer of oil and gas in Europe and currently produces oil in the Baltic Sea off Germany's northern coast. Pursuant to an agreement with the Company, RWE-DEA will acquire a 50% interest in the Baltic Concession by paying the Company $250,000 and providing up to $2.1 million for a seismic survey now completed and its share of costs of the first exploratory well, now being plugged and abandoned, and by funding 50% of the cost of a second well. The Company will operate all wells it drills jointly with RWE-DEA. In addition, the Company is now evaluating existing geological and geophysical data contributed by POGC in order to determine the hydrocarbon potential of the Lublin Concession, adjacent POGC lands, and certain target areas within the Carpathian JSA. The Company intends to propose that it and POGC apply for exploration rights covering selected target areas within the Carpathian JSA upon the completion of this analysis. With Apache, the Company will undertake exploration and development, if warranted, of the Lublin Concession with Apache acting as operator. Pursuant to an agreement with the Company, Apache will acquire a 50% interest in the Lublin Concession by providing approximately $5.0 million to complete a seismic survey, drill one exploratory well and, unless Apache withdraws, a second well prior to the third quarter of 1998, and bear certain additional costs.

 . Exploit domestic reserve base and prospects. The Company is studying the results of a 1995-1996 infill drilling program on a 1,000 acre tract of the Cut Bank field to determine whether, when compared to other opportunities now available in Poland and elsewhere, such drilling is resulting in competitive benefits to the Company and warrants expansion of the program to additional areas in the field. The Company also has an ongoing program of prospect generation and exploration in the western United States, which has resulted in the identification of prospects in Wyoming, Montana, Nevada, and North Dakota on which the Company is now seeking exploration rights, exploration partners, additional data, or other items.

     The Company's oil and gas exploration activities involve significant risks. There can be no assurance that the use of technical expertise as applied to geophysical or geological data will ensure that any well will encounter hydrocarbons. Further, there is no way to know in advance of drilling and testing whether any prospect encountering hydrocarbons will yield oil or gas in sufficient quantities to be economically viable. Several test wells are typically required to explore each prospect or exploration area, particularly underexplored areas such as the Baltic Concession and the other areas in Poland where a significant portion of the Company's exploration activities are concentrated. The Company may continue to incur substantial exploration costs in specific areas, including the Baltic Concession, the Lublin Concession and the Carpathian JSA in Poland, even if initial test wells are plugged and abandoned or, if completed for production, do not result in production in commercial quantities. To date, the Company has participated in seven exploratory test wells in the western United States, none of which has resulted in the establishment of commercial production or reserves.

     The Company's executive offices are located at 3006 Highland Drive, Suite 206, Salt Lake City, Utah 84106, telephone number (801) 486-5555. The Company's Montana field office is located at the corner of Central and Main, Oilmont, Montana 59466, telephone number (406) 337-2050. The registered address of Frontier Poland Exploration and Producing Company Sp. z o.o ("FX Poland"), a Polish subsidiary of the Company, is Wal Miedzesynski 646, 03-994 Warszawa, Poland.

THE OFFERING

Securities offered by Selling Stockholders..100,000 shares of Common Stock(1)

Common Stock outstanding before offering....12,584,381 shares

Common Stock outstanding after offering.....12,684,381 shares

Common Stock reserved for issuance..........3,165,694 shares(2)

Fully diluted Common Stock .................15,850,075 shares

Nasdaq Symbol...............................FXEN


(1)Includes 100,000 shares of Common Stock issuable on the exercise of options to purchase Common Stock and to be sold pursuant to this Prospectus.
(2)In addition to the 100,000 shares of Common Stock reserved for issuance on exercise of options currently held by Selling Stockholders, as of April 30, 1997, 3,015,694 shares of Common Stock were reserved for issuance on the exercise of outstanding options and warrants, including options and warrants previously granted but not yet exercisable, at exercise prices ranging from $1.10 to $10.25 with a weighted average exercise price of $3.89 per share, and 150,000 shares were reserved for issuance on the satisfaction of certain contractual conditions relating to oil production levels from the Company's producing properties in Montana and Nevada.


NO NET PROCEEDS

     The Company will receive proceeds of $300,000 from the exercise of the options held by the Selling Stockholders. The Company will receive no proceeds from the sale of Common Stock by the Selling Stockholders, but will incur costs of approximately $10,000 in connection with such offering.

--------------------------------------------------------------------------------
                                  RISK FACTORS
--------------------------------------------------------------------------------

     The purchase of Common Stock involves a high degree of risk. Prospective investors should consider, in addition to the negative implications of all other information and financial data set forth herein or incorporated herein by reference, the following factors before making an investment in the Common Stock. Certain portions of this Prospectus and the materials incorporated herein by reference contain forward-looking information concerning the Company, its plans and other future events. These statements should be read in conjunction with the risks and uncertainties set forth below, which could cause actual results to differ materially from such forward-looking statements.

FACTORS RELATING TO THE COMPANY

History of Operating Losses

        From its inception in January 1989 through March 31, 1997, the Company incurred cumulative losses of $10.9 million and, because of its continued exploration activities, expects that it will continue to incur losses and that its accumulated deficit will increase. The Company reported losses of $4.9 and $2.5 million for the years ended December 31, 1996 and 1995, respectively, and $1.8 million for the quarter ended March 31, 1997. The Company anticipates that it will incur losses through 1997 and possibly beyond, depending on whether exploration of the Baltic Concession results in the commencement of production in quantities sufficient to cover related operating expenses and whether the infill drilling program in the Cut Bank field in Montana results in significant and sustained increased production. See "ITEM 1. FINANCIAL STATEMENTS" and "ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the March 1997 Form 10-QSB.

Dependence on Activities in Poland

     Through 1997, the Company has allocated by far the largest portion of its exploration budget for its activities in Poland. The Company's success will depend to a high degree on its activities in Poland. The Company's dependence on success in Poland is likely to be reflected in both the short-term performance of the Common Stock and the Company's long-term financial results. The market price of the Common Stock may experience significant fluctuations based on the outcome of individual wells and the Company's other exploration efforts in Poland. These fluctuations may be exacerbated by the fact that the Common Stock, in management's opinion, currently trades to a significant degree on the potential of the Company's current and planned activities in Poland. There can be no assurance that the Company's efforts will be successful. Many of the Company's exploration decisions are based on scientific data gathered by third parties, some of which was gathered in the 1960s and 1970s. Although the Company is reprocessing a portion of such data, there can be no assurance that such data is as reliable as data gathered either using modern technology or under the Company's supervision. The success of the Company's efforts in Poland will depend, in addition to the risks normally associated with the exploration for oil, on its ability to maintain its relationship with its exploration partners and the Polish government and a number of political, economic, and other risks and uncertainties associated with conducting operations in a foreign country. If the Company's activities in Poland are unsuccessful, the price of the Common Stock would likely suffer a material decline, and investors would face the possible loss of a substantial portion of their investment. Because of the preliminary stage of the Company's activities in Poland, no assurance can be given that such activities will be successful. See "ITEM 1. DESCRIPTION OF
BUSINESS: Poland Exploration Activities" in the 1996 Form 10-KSB.

Volatility of Common Stock

     The market price for the Common Stock has been volatile in the past and could fluctuate significantly in response to the results of specific exploration drilling tests (particularly the first test or other early tests), variations in quarterly operating results and changes in recommendations by securities analysts. In addition, the securities markets regularly experience significant price and volume fluctuations that are often unrelated or disproportionate to
the results of operations of particular companies.   These broad fluctuations
may adversely affect the market price of the Common Stock. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1996 Form 10-KSB.

Dependence on RWE-DEA Strategic Alliance

     The Company's plans for exploration and potential development of the Baltic Concession are based, to a significant degree, on the continued participation of RWE-DEA. If RWE-DEA elects not to continue its participation in the Baltic Concession for any reason, or the Polish government does not approve RWE-DEA's purchase of 50% of the shares of Warmia Petroleum Company, Sp. z o.o.("Warmia"), the Company could, at its discretion, either seek a replacement partner or proceed as planned with a substantially increased budget, subject to available funds. Although the Company believes it would be able to locate an alternative strategic partner, there can be no assurance that the Company would be successful in obtaining the participation of another partner, that the terms of any such arrangement would be favorable to the Company, or that such efforts would not delay the Company's exploration and development of the Baltic Concession.

Dependence on Polish Government Consent to RWE-DEA Assignment

     In order to obtain desired treatment under Polish tax laws for joint activities with RWE-DEA on the Baltic Concession, the Company and RWE-DEA have determined to effect their 50-50 ownership in the project through RWE-DEA's purchase of 50% of the shares of the Company subsidiary which holds the Baltic Concession, Warmia. RWE-DEA's purchase of 50% of the shares of Warmia is subject to approval by the Polish government. The Company expects that such approval will be obtained in 1997 based on discussions among representatives of the Company, RWE-DEA, and the Polish government. If such approval is not obtained, the Company will reimburse RWE-DEA for its direct expenditures related to the Baltic Concession. As of March 31, 1997, RWE-DEA had advanced Warmia $2.1 million to fund exploration activity on the Baltic Concession. The Company may require similar approval for any other joint exploration arrangements, including its agreement with Apache.

Dependence on Government Approval

     Should the Company's exploration efforts discover hydrocarbons in the Baltic Concession, the Company will be required to engage in negotiations with national and local government officials of Poland regarding certain of the terms and conditions of the required exploitation licenses. This may result in increased costs and delays. These negotiations would include the determination of a development/exploitation fee within the range of 0.001% to 0.05% of the market value of the economically recoverable reserves estimated to be in place, payable in five equal annual installments. In addition, the granting of an exploitation license requires the consent of the local governments having jurisdiction over the production area. Although the Company has the exclusive right to receive an exploitation license in the Baltic Concession and the local governments will receive 60% of royalties paid, the Company could be subject to significant delays in obtaining the consents of local authorities or satisfying other governmental requirements prior to obtaining an exploitation license. Finally, the granting of an exploitation license would require the Company to comply with certain environmental regulations and may require the preparation of an environmental impact statement. See "ITEM 1. DESCRIPTION OF BUSINESS" in the 1996 Form 10-KSB.

Exploration Risks

     The Company's oil and gas exploration activities involve significant risks. There can be no assurance that the use of technical expertise as applied to geophysical or geological data will ensure that any well will encounter hydrocarbons. Further, there is no way to know in advance of drilling and testing whether any prospect encountering hydrocarbons will yield oil or gas in sufficient quantities to be economically viable. The first exploratory well in the Baltic Concession did not recover any detectable gas or oil and is being plugged and abandoned. Several test wells are typically required to explore each prospect or exploration area, particularly underexplored areas such as the Baltic Concession and the other areas in Poland where a significant portion of the Company's exploration activities are concentrated. The Company may continue to incur exploration costs in specific areas, including the Baltic Concession, the Lublin Concession and the Carpathian JSA in Poland, even if initial test wells are plugged and abandoned or, if completed for production, do not result in production in commercial quantities. To date, the Company has participated in seven exploratory test wells in the western United States, none of which has resulted in the establishment of commercial production or reserves. The Company has yet to complete a well in Poland, including the first exploratory well in the Baltic Concession, which is being plugged and abandoned; and all of the wells drilled previously by third parties in the Baltic Concession were plugged and abandoned. There can be no assurance that the Company's efforts will be successful. Many of the Company's exploration decisions are based on third-party scientific data, some of which was gathered in the 1960s and 1970s. Although the Company has reprocessed such data, there can be no assurance that such data is as reliable as data gathered either using modern technology or under the Company's supervision. See "ITEM 1. DESCRIPTION OF BUSINESS" in the 1996 Form 10-KSB.

Possible Changes in Royalty Rate

     The Company's activities in Poland are subject to the risk of changes in the royalty rate to be paid on production. If a commercially viable discovery of oil were made, the Company would be required to apply for an exploitation license with a term of 30 years and thereafter for the productive life of the property. At this point, the Company will be obligated to pay a fee, in addition to the royalty rate, to be negotiated within the range of 0.001% to 0.05% of the market value of the estimated recoverable reserves in place, payable in five equal annual installments. The Company's activities in Poland are subject to the risk of changes in the royalty rate to be paid on production. Poland's Council of Ministers sets a base royalty rate for the extraction of each mineral. The base royalty rate for oil is currently 6%, but could be increased unilaterally up to 10% (the current statutory maximum base royalty rate) by the Council of Ministers. The base royalty rate for gold is 10% by default, as the Council on Ministers has not yet set a specific rate for gold. Under the Geological and Mining Law, the Ministry of Environmental Protection, Natural Resources and Forestry of the State Treasury can set the royalty rate for any particular commercial production in a range between 50% and 150% of the base royalty rate, depending on the economic viability of such operation. See "ITEM 1. DESCRIPTION OF BUSINESS--Poland Exploration Activities" in the 1996 Form 10-KSB.


No Assurance of Commercial Production from the Baltic Concession

     There has not been any commercial production of oil or gas from the Baltic Concession. The first exploratory well drilled by the Company did not recover any detectable oil or gas and is being plugged and abandoned. Various agencies of the Polish government have drilled seven exploratory wells and eight stratigraphic wells in the Baltic Concession to the same formation that is productive in established fields in the Baltic Platform. None of these wells has been completed for production. Notwithstanding the substantial data available regarding the Baltic Concession from these previous drilling efforts and other exploration programs, the Company believes that several exploration tests may be required to appraise the potential of any structure that the Company identifies. There can be no assurance that such tests will be successful. Although the Company has identified certain structures within the Baltic Concession that it believes contain oil reservoirs, there can be no assurance that oil is present in commercial quantities. Further, there can be no assurance that the porosity, permeability or other characteristics of any reservoir formation will support the production of oil in commercial quantities. Similarly, although the Company believes that it has identified a number of structures that have the potential to contain hydrocarbons, there can be no assurance that such structures actually contain hydrocarbons. See "ITEM 1. DESCRIPTION OF BUSINESS--Poland Exploration Activities" in the 1996 Form 10-KSB.

No Assurance of Commercial Production from the Carpathian JSA

     The exploration activity in the Carpathian JSA is in its initial stages and no assurance can be given that it will result in any commercial production. Although there is currently limited hydrocarbon production from certain shallow formations in the Carpathian JSA, there has never been any commercial production from the depths which the Company has the right to evaluate with POGC.

Dependence on Officers and Key Employees

     The Company is dependent upon Mr. David N. Pierce, President, Mr. Andrew W. Pierce, Operations Vice President, and other key personnel for its various activities. The loss of the services of any of these individuals may materially and adversely affect the Company. In addition, with respect to its activities in Poland, the Company is dependent on Mr. Jerzy B. Maciolek, an executive officer, and Eva K. Sokolowski, both Polish nationals, who have been instrumental in assisting the Company in establishing its operations in Poland, and the loss of the services of either person may materially and adversely affect the Company's activities in Poland. The Company has entered into employment agreements with Mr. David N. Pierce, Mr. Andrew W. Pierce, Mr. Maciolek, and Ms. Sokolowski. The Company does not maintain key man insurance on any of its employees.

Risks Associated with Growth

     The Company has had limited operations and, if its activities in Poland are successful, may experience rapid growth. The Company's ability to manage this growth will depend, in part, upon its ability to attract and retain quality management and technical personnel. No assurance can be given that the Company will be able to attract or retain such employees or otherwise manage any potential expansion of its business. The likelihood of the success of the Company must be considered in light of the expenses, difficulties, complications, and delays frequently encountered in connection with the early stages of an oil and gas company. In particular, the Company's operations in Poland to date have focused primarily on the evaluation of prospects, and the Company has little or no experience in Poland regarding exploration, development, production, and marketing and has not yet completed a well in Poland. Although the Company does have experience in these areas in the United States, there can be no assurance that such experience will assist in its activities in Poland. See "ITEM 1. DESCRIPTION OF BUSINESS" in the 1996 Form 10-KSB.

Possible Future Need for Additional Capital

      Prior to the end of 1997, the Company may need additional capital to accelerate planned exploration and development programs in both Poland and the United States. If exploration of the Baltic Platform, Lublin Concession or Carpathian region is successful in proving substantial oil reserves, the Company may require additional capital to fund a multi-well development program, install oil storage and handling facilities or purchase other assets or related investments required to support large-scale production. The Company has no arrangement for any such additional financing, but may seek required funds from the sale of additional securities, project financing, strategic alliances with other energy or financial partners or other arrangements, all of which may dilute the interest of existing shareholders in the Company or the Company's interest in the specific project financed. There can be no assurance that additional funds could be obtained or, if obtained, would be on terms favorable to the Company. See "ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the March 1997 Form 10-QSB.

Capitalized Costs for Unproved Oil and Gas Properties

     The Company follows the successful efforts method of accounting for its oil and gas properties. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending determination of whether the well has found proved reserves. If an exploratory well has not found proved reserves, the cost of drilling the well are expensed. The costs of development wells are capitalized, whether productive or nonproductive. Geological and geophysical costs on exploratory prospects and the costs of carrying and retaining unproved properties are expensed as incurred. An impairment allowance is provided to the extent that capitalized costs of unproved properties, on a property-by-property basis, are considered not to be realizable. Should future events indicate that an impairment of recorded value has taken place, the impact on the relevant period of results of operations could be significant. As a result of the foregoing, the results of operations of the Company for any particular period may not be indicative of the results that could be expected over longer periods.

Risks of Adverse Weather

     A significant portion of the Company's exploration and development activities are subject to periodic interruptions due to weather conditions that may be quite severe in the areas where such activities are conducted. Heavy precipitation may make travel to exploration sites or drilling locations difficult or impossible. Extremely cold temperatures may delay or interrupt
drilling, well servicing and production.   The foregoing may reduce production
volumes or increase exploration and production costs.

Shares Eligible for Future Sale

     Substantially all of the approximately 12.5 million shares of Common Stock currently issued and outstanding either (i) were sold in a registered offering,
(ii) have been held for in excess of two years and are eligible for resale under Rule 144, promulgated under the Securities Act, (iii) are registered for resale in previously filed registration statements, or (iv) are registered for resale pursuant to this Prospectus. The resale of 1.1 million of such shares owned by officers and directors of the Company is subject to certain volume and other restrictions under Rule 144. The possible resale of the remaining 11.4 million shares may have a depressive effect on the public trading market for the Common Stock. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1996 Form 10-KSB and "DESCRIPTION OF SECURITIES" below.

Substantial and Immediate Dilution

     Persons purchasing Common Stock will suffer a substantial and immediate dilution below the purchase price to the net tangible book value of their shares. See "DILUTION" below.

Lack of Due Diligence Review

     No securities broker-dealer or other person has been engaged to perform any due diligence or similar review of this offering or the Company on behalf of the Selling Stockholders, persons who may purchase Common Stock in this offering, or any other person.

Control of the Company by Management

     The current executive officers and directors of the Company hold sole or shared voting and dispositive power over approximately 1.0 million issued and outstanding shares of Common Stock, which constitutes approximately 8% of the
12.5 million shares of Common Stock currently issued and outstanding. Giving effect only to the exercise of all options held by officers and directors, including options not yet completely vested, current executive officers and directors would own a total of approximately 3.3 million shares, or approximately 22% of the approximately 15.0 million shares that would be issued and outstanding. As a result of such ownership, such persons are able to substantially influence the election of all of the directors of the Company and the outcome of other matters submitted to the stockholders for consideration.

Substantial Warrants and Options Outstanding

     As of April 30, 1997, the Company had issued and outstanding warrants and options to purchase an aggregate of up to 3,015,694 shares of Common Stock at exercise prices ranging from $1.10 to $10.25 with a weighted average exercise price of $3.89 per share. Of those warrants and options, 2,337,000 shares of Common Stock are issuable on the exercise of options held by officers and directors of the Company at exercise prices ranging from $1.50 to $10.25 per share, including options to purchase 868,500 shares that are not fully vested. The existence of such warrants and options may prove to be a hindrance to future financings by the Company, and the exercise of such warrants and options may further dilute the interests of all other stockholders. The possible future resale of Common Stock issuable on the exercise of such warrants and options could adversely affect the prevailing market price of the Common Stock.
Further, the holders of options and warrants may exercise them at a time when the Company would otherwise be able to obtain additional equity capital on terms more favorable to the Company. See "DESCRIPTION OF SECURITIES" below.

Caution Respecting Forward-Looking Information

     This Prospectus contains certain forward-looking information, including discussions of the uncertainties of certain terms to be determined in the future relating to the Baltic Concession, the Carpathian JSA, and the Sudety Exploration Area; uncertainties regarding future political, economic, regulatory, fiscal, taxation and other policies in Poland; the future results of various exploration and development activities; future events that may result in the need for additional capital; future drilling and other exploration schedules and sequences for various wells and other activities; the future ability of the Company to attract drilling participants to share the costs of exploration and development; and similar matters. Such information is based on present circumstances and on the Company's predictions respecting events that have not occurred, which may not occur or which may occur with different consequences from those now assumed or anticipated. No assurance can be given that actual events may not be different than the assumptions on which such forward-looking information is based. See "ITEM 2. DESCRIPTION OF PROPERTY" in the 1996 Form 10-KSB.

FACTORS RELATING TO THE OIL AND GAS INDUSTRY

Uncertainty of Reserve Estimates and Future Net Revenues

      There are numerous uncertainties inherent in estimating quantities of proved oil reserves. The estimates in the 1996 Form 10-KSB which are incorporated into this Prospectus are based on various assumptions relating to rates of future production, timing and amount of development expenditures, oil prices and the results of planned development work. Actual future production rates and volumes, revenues, taxes, operating expenses, development expenditures and quantities of recoverable oil reserves may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could materially and adversely affect future reserve estimates. In addition, such reserves may be subject to downward or upward revision based upon production history, results of future development, prevailing oil prices and other factors. See "ITEM 2. DESCRIPTION OF PROPERTY--Producing Properties" in the 1996 Form 10-KSB and "ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the March 1997 Form 10-QSB.

Development Risks

     The Company's infill drilling program in the Cut Bank field in Montana is based on the engineering model used in a similar program conducted on a portion of the Company's property by a previous owner. There can be no assurance that the Company's development program will achieve the results of the engineering model on which it is based, significantly increase production or reserves or result in a financial return to the Company. The Company has budgeted to continue this infill drilling program at an estimated cost of $6.0 million during the next two years on strategically selected additional areas in the field in order to develop currently undeveloped reserves. The results of the initial program are being reviewed and monitored; and if, in the opinion of the Company, other development opportunities then available to the Company, including development in the Baltic Concession or other areas in Poland, are likely to provide a greater financial return to the Company, funds initially budgeted to Cut Bank field development may be utilized for development of other fields. Whether or not the development program is successful, no assurance can be given that the Company will be able to discover, develop or purchase properties sufficient to replace its current reserve base. See "ITEM 1. DESCRIPTION OF BUSINESS-- United States Exploration, Production, and Development Activities" in the 1996 Form 10-KSB.


Volatility of Commodity Prices and Markets

     Oil prices were higher during 1996 than in recent previous years, but have declined during 1997. There can be no assurance that such prices will not continue to decline. Oil and gas prices have been and are likely to continue to be volatile and subject to wide fluctuations in response to any of the following factors: relatively minor changes in the supply of and demand for oil and gas; market uncertainty; political conditions in international oil producing regions; the extent of domestic production and importation of oil; the level of consumer demand; weather conditions; the competitive position of oil or gas as a source of energy as compared with coal, nuclear energy, hydroelectric power, and other energy sources; the refining capacity of prospective oil purchasers; the effect of federal and state regulation on the production, transportation, and sale of oil; and other factors, all of which are beyond the control or influence of the Company. In addition to its direct impact on the prices at which oil or gas may be sold, adverse changes in the market or regulatory environment would likely have an adverse effect on the Company's ability to obtain funding from lending institutions, industry participants, the sale of additional securities, and other sources. See "ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS" in the March 31, 1997-Form 10-QSB.

Operating Hazards and Uninsured Hazards

     The Company is engaged in the drilling and production of oil and, as such, its operations are subject to the usual hazards incident to the industry. These hazards include, but are not limited to, blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution, releases of toxic gas, and other environmental hazards and risks. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. In order to lessen the effects of these hazards, the Company maintains insurance of various types to cover its domestic operations. The Company has $5.0 million of general liability insurance. This insurance, however, does not cover all of the risks involved in oil exploration, drilling, and production of oil and, if coverage does exist, may not be sufficient to pay the full amount of such liabilities. The Company may not be insured against all losses or liabilities which may arise from all hazards because such insurance is unavailable at economic rates, because of limitation on the insurance policy or because of other factors. For example, the Company does not maintain insurance against risks related to violations of environmental laws. The occurrence of a significant adverse event that is not fully covered by insurance could have a materially adverse effect on the Company. Further, the Company cannot assure that it will be able to maintain adequate insurance in the future at rates it considers reasonable. See "ITEM 1. DESCRIPTION OF BUSINESS--Operational Hazards and Insurance" in the 1996 Form 10-KSB.

Intense Competition in Oil and Gas Industry

     The oil and gas industry is highly competitive. Most of the Company's current and potential competitors have greater financial resources and a greater number of experienced and trained managerial and technical personnel than the Company. There can be no assurance that the Company will be able to compete effectively with such firms.

United States Governmental Regulation, Taxation and Price Control

     The Company's activities are subject to numerous federal and state laws and regulations concerning the storage, use, and discharge of materials into the environment, the remediation of environmental impacts, and other matters relating to environmental protection, all of which may adversely affect the Company's operations and the costs of doing business. There can be no assurance that future legislation or administrative regulations or interpretations will not impose stricter requirements that could have an adverse impact on the operating costs of the Company and the oil and gas industry in general. The Company does not currently believe that it will be required in the near future to expend material amounts due to environmental laws and regulations. A bond is posted with the Environmental Protection Agency as security for the Company's compliance with the environmental requirements administered by that agency respecting the water injection wells in the Company's Montana producing properties. See "ITEM 1. DESCRIPTION OF BUSINESS--Government Regulation" in the 1996 Form 10-KSB.

FACTORS RELATING TO ACTIVITIES IN POLAND

Political Uncertainties

     The exploration, development, and production of oil and gas in Poland are and will be subject to ongoing uncertainties and risks, including risks of political instability and changes in government, export and transportation tariffs, local and national tax requirements, expropriation or nationalization of private enterprises, and other risks arising out of foreign government sovereignty over the exploration area. The terms of the agreements with governmental agencies are subject to administration by government officials and are, therefore, subject to changes in government personnel, the development of new administrative policies and practices, and political changes in Poland. There can be no assurance that the laws, regulations, and policies applicable to the Company will not change, that the laws and regulations will be applicable in any particular circumstance, or that the Company will be able to enforce its rights in Poland. The Company anticipates that it will be required to demonstrate, to the satisfaction of the Polish authorities, the Company's compliance with concession terms respecting exploration expenditures, results of exploration, environmental protection matters, and other factors. Although the exploration and exploitation rights of the Company may be canceled by the Company at any time, if it did so the Company would likely not be able to recover previous payments made under the rights or any other costs incurred respecting the rights upon such cancellation. There can be no assurance that the Company will be able to take measures to provide adequate protection against any
of the political uncertainties discussed above.   See "ITEM 1.  DESCRIPTION OF
BUSINESS--Poland Exploration Activities " in the 1996 Form 10-KSB.


Currency Risks

     The Company will be subject to a variety of currency risks, including the risks that currencies will not be convertible at satisfactory rates, that the official conversion rates between United States and Polish currencies may not accurately reflect the relative value of goods and services available or required in Poland and that inflation will lead to the devaluation of the Polish Zloty.

Repatriation of Earnings

     The Company may be restricted as to the amount, manner, or timing of the repatriation to the United States of earnings from activities in Poland conducted through wholly or partially owned subsidiaries. Currently, there are no restrictions on the ability of a Polish entity to repay debt to a foreign parent corporation or to pay fair market compensation to a foreign parent corporation for legitimate services. However, Polish entities can pay dividends only once annually and only to the extent of profits, as determined in compliance with Polish accounting and regulatory requirements and as verified by an audit satisfying Polish professional standards. In addition, the payment of dividends by Polish subsidiaries is subject to a 5% withholding tax. Although the Company is entitled to a credit against its United States tax obligations equal to the Polish withholding tax, the Company may not be able to use this credit unless the Company owes taxes in the United States. See "ITEM 1. DESCRIPTION OF BUSINESS--Poland Exploration Activities" in the 1996 Form 10-KSB.

Lack of Exploration and Development Infrastructure

     There can be no assurance that the Company will be able to conduct an effective and efficient exploration program in Poland. Further, the Company is subject to certain risks which could substantially increase the cost of exploration, development and production activities and reduce potential financial returns, including the limited availability of certain modern exploration, drilling and production equipment, supplies and services and the lack of availability or limited capacity of oil and gas gathering, storage, transportation and processing facilities.

Lack of Transportation and Marketing Arrangements

     The Company has no transportation, refining or marketing arrangements relating to future oil production in Poland. Instead, the Company is relying primarily on a continuous increase in international demand for oil products and the fact that Poland reportedly imports over 95% of its oil as the basis for its belief that an available market exists for any oil that may be discovered. Subject to obtaining appropriate approval, the Company is not precluded from exporting oil, but the Company presently has no such arrangements. There can be no assurance that the Company will be able to establish transportation, refining or marketing arrangements to sell any oil discovered and produced in Poland on terms favorable to the Company or that the Company will be able to make arrangements for the exportation of oil in the event such exportation is desirable to the Company. See "ITEM 1. DESCRIPTION OF BUSINESS--Poland-- Onshore Baltic Concession" in the 1996 Form 10-KSB.

Poland's Governmental Regulation

     The Company's activities in Poland are subject to certain laws and regulations relating to the exploration for, and development, production, marketing, transportation and storage of, oil, including measures relating to
the protection of the environment.   The regulatory regime governing these
activities was recently promulgated and is relatively untested. Therefore, there is little or no administrative or enforcement history or established practice that can aid the Company in evaluating how the regulatory regime will affect the Company's operations. Although the Company believes that the regulatory infrastructure currently in place and now being further developed in Poland is generally consistent with the government's stated purpose of encouraging both foreign investment and the development of Poland's natural resources, there can be no assurance that such governmental policy will not change or that new laws and regulations, administrative practices or policies or interpretations of existing laws and regulations will not materially and adversely affect the Company's activities in Poland. See "ITEM 1. DESCRIPTION OF BUSINESS: Poland Exploration Activities--Government Regulation and Related Matters."

Poland's Environmental Regulations

     The Company's operations are subject to environmental laws and regulations in Poland. Poland's environmental laws and regulations provide for restrictions and prohibitions on spills, releases, or emissions of various substances produced in association with oil exploration and development. Additionally, if significant quantities of gas are produced in conjunction with the Company's production of oil, regulations prohibiting the flaring of gas and the absence of a gas gathering and delivering system may restrict production or may require significant expenditures by the Company to develop such a system prior to the production of oil. Certain aspects of the Company's proposed operations may require the submission and approval of environmental impact assessments by governmental authorities in Poland prior to commencing production. See "ITEM 1. DESCRIPTION OF BUSINESS: Poland Exploration Activities--Government Regulation and Related Matters."

     The Company completed a seismic program in 1996 and has only recently initiated drilling activities and has not incurred material environmental remediation costs to date. The Company believes that it is currently in material compliance with all applicable laws and regulations. However, there can be no assurance of such compliance or that applicable regulations or administrative policies or practices will not be changed by the Polish government. The cost of compliance with current regulations or any changes in environmental regulations could require significant expenditures, and breaches of such regulations may result in the imposition of fines and penalties, any of which may be material. There can be no assurance that these environmental costs will not have a material adverse effect on the Company's financial condition or results of operations in the future.


--------------------------------------------------------------------------------
                                NO NET PROCEEDS
--------------------------------------------------------------------------------

     The Company will receive proceeds of $300,000 from the exercise of the options held by the Selling Stockholders. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders. In connection with this offering, the Company estimates that it will incur costs of approximately $10,000 for legal, accounting, printing, and other costs. Any separate costs of the Selling Stockholders will be borne by them.

--------------------------------------------------------------------------------
                                    DILUTION
--------------------------------------------------------------------------------


        Purchasers of shares of Common Stock from Selling Stockholders will likely suffer substantial and immediate dilution in the adjusted net tangible book value per share of the Common Stock they purchase below the purchase price for such shares. As of March 31, 1997, the Company had a net tangible book value of approximately $19.3 million, with 12.5 million shares of Common Stock issued and outstanding, or approximately $1.54 per share, which represents dilution of $6.46 per share below $8.00, the last sales price for the Common Stock on May 16, 1997.

--------------------------------------------------------------------------------
                           DESCRIPTION OF SECURITIES
--------------------------------------------------------------------------------

     The Company is authorized to issue 20,000,000 shares of Common Stock, $0.001 par value; and 5,000,000 shares of preferred stock, $0.001 par value.

PREFERRED STOCK

     Under the Company's Articles of Incorporation, the Company's Board of Directors is authorized, without shareholder action, to issue preferred stock in one or more series and to fix the number of shares and rights, preferences and limitations of each series. Among the specific matters that may be determined by the Board of Directors are the dividend rate, the redemption price, if any, conversion rights, if any, the amount payable in the event of any voluntary liquidation or dissolution of the Company and voting rights, if any. The Company has no outstanding preferred stock.

COMMON STOCK

     As of April 30, 1997, the Company had 12,584,381 shares of Common Stock issued and outstanding. The holders of Common Stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore, a majority of the outstanding shares voting at a meeting of stockholders are able to elect the entire Board of Directors, and if they do so, minority stockholders would not be able to elect any members to the Board of Directors. The Company's bylaws provide that a majority of the issued and outstanding shares of the Company constitutes a quorum for stockholders' meetings, except with respect to certain matters for which a greater percentage quorum is required by statute.

     Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities and the payment of any liquidation preferences.

     Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company seeks growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends on the Common Stock in the foreseeable future.

     As of April 30, 1997, the Company had reserved for issuance an aggregate of 3,265,694 shares of Common Stock, including 100,000 shares reserved for issuance on exercise of options held by Selling Stockholders at an exercise price of $3.00 per share, 3,015,694 shares reserved for issuance on the exercise of outstanding options and warrants at exercise prices ranging from $1.10 to $10.25 with a weighted average exercise price of $3.89 per share, and 150,000 shares issuable on the satisfaction of certain contractual conditions relating to oil production levels from the Company's producing properties in Montana.

CERTAIN ARTICLE AND BYLAW PROVISIONS

     The Company's Articles of Incorporation divide the members of the Board of Directors into three classes of directors, with each class to be as nearly equal in number of directors as possible, serving staggered, three-year terms. The Company's Articles of Incorporation also provide that directors may be removed, with or without cause, by a two-thirds majority of the shareholders at a meeting called for that purpose and that any resulting vacancies can be filled by only a vote of a majority of the directors remaining in office.

     The Company's bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholder meeting only if written notice of such intent is provided to the Company at least 30 days prior to the meeting. Such notice of intent to nominate a person for election as a director is required to set forth the same kind of information respecting such nominee as would be required under the proxy rules of the SEC, including the written consent of the nominee to serve as a director, if elected, and the name and address of the stockholder making the nomination as well as the number of shares of stock owned by such stockholder. In the case of other proposed business, the notice must set forth a brief description of each matter proposed, the name and address of the stockholder proposing the matter, the number of shares of stock owned by such stockholder and any material interest of such stockholder in such matter.

     Nevada law provides that a merger or consolidation, sale or similar transaction involving all or substantially all of the Company's assets, the issuance of securities having an aggregate value equal to 5% or more of the aggregate market of all outstanding shares of the corporation or the reclassification, recapitalization or similar transaction involving an "interested stockholder" (as defined), within three years after the stockholder became interested, cannot be completed unless such transaction is approved by the Board of Directors of the Company. After the expiration of three years after a person becomes an interested stockholder, a transaction cannot be completed with the interested stockholder unless it is approved by the Board of Directors or a majority of the outstanding voting power not beneficially owned by the interested stockholder, unless certain "fair price" provisions are met. Such fair price provisions generally require that the amount of cash and the market value of the consideration of the cash to be received per share by all holders of the outstanding Common Stock of the Company not beneficially owned by the interested stockholder be at least equal to the higher of the price per share paid by the interested stockholder or the market value on the date of announcement of the proposed combination. For purposes of these provisions, an interested stockholder is one who beneficially owns, directly or indirectly, 10% or more of the voting power of the outstanding stock of the corporation.

     The foregoing provisions may tend to deter any potential unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby deprive the stockholders of opportunities to sell shares of Common Stock at prices higher than the prevailing market price. On the other hand, these provisions may tend to assure continuity of management and corporate policies and to induce any person seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

INDEMNIFICATION OF OFFICERS AND DIRECTORS; LIMITATION OF LIABILITY

     The Company's articles of incorporation and bylaws provide for indemnification of the Company's officers and directors to the fullest extent permitted by the Nevada corporation law, which provides for indemnification for damages, including costs and attorney's fees, incurred in any pending or completed action by reason of the fact that such person was an officer or director of the Company if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company. The Company's articles of incorporation contain a provision that limits the personal liability of the Company's directors or officers for damages for breach of fiduciary duty as a director or officer, except for damages resulting from acts or omissions that involve intentional misconduct, fraud or knowing violations of law or the payment of dividends in violation of statute. The effect of this provision is to eliminate the rights of the Company and its stockholders to recover money damages against a director or officer for breach of fiduciary duty of care except in certain circumstances. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of fiduciary duty. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provision, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

REGISTRAR AND TRANSFER AGENT

     The registrar and transfer agent of the Company's securities is Fidelity Transfer Company, 1800 South West Temple, Suite 301, Salt Lake City, Utah 84115, telephone (801) 484-7222.
--------------------------------------------------------------------------------
                              SELLING STOCKHOLDERS
--------------------------------------------------------------------------------

     The following table provides certain information, as of the date of this prospectus, respecting the Selling Stockholders, the shares of Common Stock to be sold by them and to be held by them following the offering, assuming the sale of all offered shares.


                         SECURITIES OWNED               SECURITIES OWNED
                             PRIOR TO                         AFTER
                          THE OFFERING(1)                 THE OFFERING
                        -------------------  SHARES    ---------------------
                          COMMON              TO BE     COMMON
SELLING STOCKHOLDERS      STOCK    OPTIONS   OFFERED     STOCK    OPTIONS
----------------------- ---------- --------- --------- ---------- ----------

James A. Giauque III(2)    9,250    75,000    75,000      9,250         0
Eva K. Sokolowski(3)           0    62,500    25,000          0    37,500
                         -------   -------   -------    -------   -------
TOTAL                      9,250   137,500   100,000      9,250    37,500


(1)Securities owned prior to the offering include all shares of Common Stock and underlying securities convertible or exercisable into shares of Common Stock owned by the Selling Stockholder. Shares owned after the offering assume the sale of all shares of Common Stock offered pursuant to this offering. Percentage figures respecting the securities owned after the offering give effect to the exercise of all options by the Selling Stockholders. The options held by the Selling Stockholders must be exercised to purchase shares of Common Stock before the resale of the Common Stock offered by the Selling Stockholders pursuant to this offering.
(2)Mr. Giauque was the controller of the Company from November 1995 through December 1996.
(3)Ms. Sokolowski has been employed by the Company since August 1996.

--------------------------------------------------------------------------------
                              PLAN OF DISTRIBUTION
--------------------------------------------------------------------------------

GENERAL

     This Prospectus relates to the public offer and sale by the Selling Stockholders of an aggregate of 100,000 shares of Common Stock of the Company consisting shares issuable on the exercise of Common Stock purchase options and warrants at an exercise price of $3.00 per share. See "SELLING STOCKHOLDERS" and "DESCRIPTION OF SECURITIES" above.

SALE OF COMMON STOCK

     The Common Stock to be sold by the Selling Stockholders may be sold by them, from time to time, in the over-the-counter market through or to securities brokers or dealers that may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchasers of Common Stock for whom they may act as agent, directly to purchasers in transactions negotiated by the Selling Stockholders or pursuant to Rule 144 or another exemption from registration. Any such sale of Common Stock by Selling Stockholders must be accompanied by, or follow the delivery of, a prospectus filed with a current registration statement relating to the Common Stock being offered, unless a Selling Stockholder elects to rely on Rule 144 or another exemption from the registration requirements in connection with a particular transaction. The Selling Stockholders, and any dealers or brokers that participate in the distribution of the Common Stock, may be deemed to be "underwriters" as that term is defined in the Securities Act, and any profit on the sale of Common Stock by them and any discounts, commissions, or concessions received by any such dealers or brokers may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Common Stock may be sold by the Selling Stockholders from time to time in one or more transactions at a fixed offering price, which may be changed, or at prices that may vary through the period during which the securities may be offered, or at such other prices as may be negotiated by the Selling Stockholder and the purchaser at the time of sale. The Company will pay expenses of this offering incident to the offering and sale of the Common Stock to the public, other than commissions and discounts of dealers or brokers. The Company does not intend to enter into any arrangement with any securities dealer concerning solicitation of offers to purchase the Common Stock.

EFFECT OF OFFERING ON MARKET

     The trading volume of the Common Stock in the over-the-counter market is limited. The sale or potential for sale of the 100,000 shares of Common Stock to be sold in this offering may have a depressive effect on the trading price for such securities. See "ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in the 1996 Form 10-KSB.

--------------------------------------------------------------------------------
                                 LEGAL MATTERS
--------------------------------------------------------------------------------
     The law firm of Kruse, Landa & Maycock, L.L.C., Salt Lake City, Utah, counsel to the Company, has rendered an opinion that the shares of Common Stock issuable on exercise of the Options held by the Selling Shareholders will be, when issued in accordance with the terms of the Options, legally issued, fully paid, and nonassessable under Nevada corporation laws.

--------------------------------------------------------------------------------
                                    EXPERTS
--------------------------------------------------------------------------------

     The consolidated balance sheets as of December 31, 1996 and 1995, and the consolidated statements of operations, stockholders' equity, and cash flows for the years then ended incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants given on the authority of that firm as experts in accounting and auditing.

     The financial statements of the Company for the year ended December 31, 1994, incorporated by reference, have been audited by Barker & Folsom, certified public accountants, as stated in their report appearing in the 1996 Form 10-KSB, and have been included therein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The estimates of oil and gas reserves of the Company respecting its properties are incorporated herein by reference in reliance upon the authority of Larry D. Krause, petroleum engineering consultant, Billings, Montana, in reliance upon his authority as an expert in petroleum engineering.


---------------------------------------------------------------------------
                            ADDITIONAL INFORMATION
---------------------------------------------------------------------------

      The Company has filed with the Securities and Exchange Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, to which reference hereby is made. Each statement made in this prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions. Any interested party may inspect the Registration Statement and its exhibits, without charge, at the public reference facilities of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, Suite 1300, New York, New York 10048. Any interested party may obtain copies of all or any portion of the Registration Statement and its exhibits at prescribed rates from the Public Reference Section of the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains an internet site that contains reports, proxy and information statements and other information regarding the Company and other registrants that file electronically with the SEC at http://www.sec.gov.




--------------------------------------
        TABLE OF CONTENTS
--------------------------------------

SECTION                         PAGE
                                                      FX ENERGY, INC.
Prospectus Summary                 4
Risk Factors                       8
No Net Proceeds                   17
Dilution                          18
Description of Securities         18
Selling Stockholders              20
Experts                           21
Additional Information            21
                                               100,000 SHARES OF COMMON STOCK
  No dealer, salesman, or other person
has been authorized in connection with
this offering to give any information
or to make any representation other
than as contained in this prospectus
and, if made, such information or
representation must not be relied on
as having been authorized by the
Company.  This prospectus does not
constitute an offer to sell or the
solicitation of an offer to buy any                    PROSPECTUS
securities covered by this prospectus
in any state or other jurisdiction to
any person to whom it is unlawful to
make such offer or solicitation in such
state or jurisdiction.                                MAY   , 1997




---------------------------------------------------------------------------
                               ITEM 27.  EXHIBITS
---------------------------------------------------------------------------

EXHIBITS

     The following exhibits are included as part of this report:

           SEC
EXHIBIT REFERENCE
NUMBER    NUMBER              TITLE OF DOCUMENT                 LOCATION
------- ---------- ----------------------------------------  ------------

Item 4.            Instruments Defining the Rights of
                    Security Holders
-----------------------------------------------------------

4.01        4      Specimen Stock Certificate                Incorporated
                                                              by
                                                              Reference(1)
4.02        4      Designation of Rights, Privileges, and    Incorporated
                    Preferences of 1993 Series Preferred       by
                    Stock of Frontier Oil Exploration          Reference(1)
                    Company

Item 5.            Opinion Regarding Legality
------------------------------------------------------------

5.01      5 & 23   Opinion of Kruse, Landa & Maycock, L.L.C  Original Filing


Item 23.           Consents of Experts and Counsel
------------------------------------------------------------

23.01       23     Consent of Coopers & Lybrand L.L.P.,      This Filing
                    independent accountants

23.02       23     Consent of Barker & Folsom, previous      This Filing
                    auditors for the Company

23.03       23     Consent of Larry D. Krause, Petroleum     Original Filing
                    Engineer

23.04       23     Consent of  Kruse, Landa & Maycock,       See Item 5
                    L.L.C., counsel to the Company

Item 24            Powers of Attorney
------------------------------------------------------------

24.01       24     Power of Attorney                         Original Filing


(1) Incorporated by reference from the registration statement on Form SB-2, SEC File No. 33-88354-D.



------------------------------------------------------------------------------
                                   SIGNATURES
------------------------------------------------------------------------------


     In accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and authorized this amendment to be signed on its behalf by the undersigned in the city of Salt Lake City, state of Utah, on the 22nd day of May, 1997.

                                       FX ENERGY, INC.
                                       (Registrant)


                                       By/s/ David N. Pierce, President


     In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities stated on the 22nd day of May, 1997.


/s/ David N. Pierce, Director and
 President

/s/ Andrew W. Pierce, Director,
 Vice-President and Secretary
 (Principal Operations Officer)

/s/ Scott J. Duncan, Director,
 Vice-President and Treasurer          By/s/ David N. Pierce,
 (Principal Accounting Officer)              Attorney-in-Fact

Thomas B. Lovejoy, Director

/s/ Peter Raven, Director

Jerzy B. Maciolek, Director

Jay W. Decker, Director